Exhibit 99.1

BRBI BR PARTNERS S.A.

Companhia Aberta de Capital Autorizado

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to the Market

BRBI BR PARTNERS S.A. (“Company”) in compliance with CVM Resolution No. 44/2021 and subsequent amendments, hereby informs its shareholders and the market in general that, on December 19, 2025, the rating agency Moody’s upgraded the National Long-Term Rating of BR Partners Banco de Investimentos S.A. (“Bank”) from “AA-” to “AA”, with a stable outlook. The agency emphasized that the upgrade reflects the increase in the group’s revenue diversification, particularly driven by the growth in non-cyclical businesses, consistently high profitability, and a long track record of ROE (net income/shareholders’ equity) ranging between 20% and 25%. The press release issued by Moody’s is available on the website:https://moodyslocal.com.br/reporte/rating-action/moodyslocal-brasil-eleva-os-ratings-de-br-partners-para-aa-br-perspectiva-estavel.

This Market Notice is for informational purposes only and should not, under any circumstances, be interpreted as an investment recommendation or as an offer to acquire any securities issued by the Company.

Sao Paulo, December 19, 2025.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer